Exhibit 99.1

Seadrill Limited (SDRL): Filing of Chapter 11 Cases for Seadrill

Hamilton, Bermuda, February 10, 2021 – The Board of Seadrill Limited (“Seadrill” or the “Company”) (OSE: SDRL, OTCQX:SDRLF) today announces that Chapter 11 cases have been filed in the Southern District of Texas in respect of Seadrill and its consolidated subsidiaries (the “Seadrill Group”) with the exceptions set out below.

These filings are made in addition to the Chapter 11 cases filed separately for Seadrill GCC Operations Ltd, Asia Offshore Limited, Asia Offshore Rig 1 Limited, Asia Offshore Rig 2 Limited and Asia Offshore Rig 3 Limited, as announced by the Company on February 7, 2021. The Chapter 11 filings do not include Seadrill New Finance Limited and its subsidiaries; Seabras Servicos de Petroleo SA, Seadrill JU Newco Bermuda Limited, Seadrill Member LLC, Seadrill Mobile Units UK Limited, Seadrill Partners LLC Holdco Limited, Seadrill Seabras SP UK Limited, Seadrill Seabras UK Limited, Seadrill Seadragon UK Limited, Seadrill SeaMex 2 de Mexico S de RL de CV, Seadrill SeaMex SC Holdco Limited, Seadrill SKR Holdco Limited, Sevan Drilling Rig VI AS, and Sevan Drilling Rig VI Pte Ltd.

As part of the Chapter 11 cases, Seadrill filed “first day” motions that, when granted, will enable day-to-day operations of the Seadrill Group to continue as usual. Specifically, Seadrill has requested the authority to pay key trade creditors and employee wages and benefits without change or interruption and expects it will pay all suppliers and vendors in full under normal terms for goods and services provided during the Chapter 11 cases. At the point of filing, Seadrill has approximately $650m in cash and does not require debtor-in-possession financing.

The Chapter 11 cases are opened to facilitate a balance sheet restructuring which will enable Seadrill to continue to operate its modern fleet of drilling units. It is expected that this will lead to significant equitization of debt which is likely to result in minimal or no recovery for current shareholders. As a consequence of the Chapter 11 cases, Seadrill will submit an application to the Bermuda Supreme Court for the appointment of Joint Provisional Liquidators under Bermuda law to oversee the Chapter 11 cases in conjunction with the Board of Directors of the Company.

Commenting today, Stuart Jackson, CEO of Seadrill, said:

“This announcement marks the start of the court supervised process that will create a company that is financially sustainable for the long term. We are working closely with our stakeholders to ensure we achieve an outcome that gives us the flexibility to weather the low points in our industry cycles, whilst positioning us well for market recovery.

I would like to thank all our stakeholders for their continued support as we move through this legal process, in particular, our customers, vendors and employees, all of whom demonstrate continued support of our safe and efficient operational delivery.”

This press release is not intended to be, and should not in any way be construed as, a solicitation of votes of stakeholders regarding the Chapter 11 proceedings.

The Company has engaged Kirkland & Ellis LLP as legal counsel, Houlihan Lokey, Inc. as financial advisor, and Alvarez & Marsal as restructuring advisor. Slaughter and May has been engaged as corporate counsel. Advokatfirmaet Thommessen AS is serving as Norwegian counsel. Conyers Dill & Pearman is serving as Bermuda counsel.

Further information about the Chapter 11 filing will be available at www.seadrill.com/restructuring.

FORWARD LOOKING STATEMENTS

This news release includes forward looking statements. Such statements are generally not historical in nature, and specifically include statements about the Company’s plans, strategies, business prospects, changes and trends in its business, the markets in which it operates and its restructuring efforts. These statements are made based upon management’s current plans, expectations, assumptions and beliefs concerning future events impacting the Company and therefore involve a number of risks, uncertainties and assumptions that could cause actual results to differ materially from those expressed or implied in the forward-looking statements, which speak only as of the date of this news release. Consequently, no forward-looking statement can be guaranteed. When considering these forward-looking statements, you should keep in mind the risks described from time to time in the Company’s regulatory filings and periodical reporting. The Company undertakes no obligation to update any forward looking statements to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of unanticipated events. New factors emerge from time to time, and it is not possible for the Company to predict all of these factors. Further, the Company cannot assess the impact of each such factor on its business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward looking statement.

This information is subject to the disclosure requirements pursuant to section 5-12 of the Norwegian Securities Trading Act.